SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ExactTarget, Inc.

(Name of Subject Company)

ExactTarget, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

30064K105

(CUSIP Number of Class of Securities)

Scott D. Dorsey

Chief Executive Officer

ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Howard B. Adler

Christopher D. Dillon

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

(202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ExactTarget, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of salesforce.com, inc. (“salesforce.com”), a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO filed by salesforce.com and Purchaser with the SEC on June 12, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.0005 per share, of the Company (“Shares”), at a price of $33.75 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end thereof:

In addition, on June 21, 2013, (i) Scott D. Dorsey transferred 300,000 Shares to the Dorsey Foundation, Inc., and (ii) Scott S. McCorkle transferred 608 Shares to the ExactTarget Foundation, Inc. These transfers are gifts to charitable organizations and both such organizations entered into Support Agreements with salesforce.com in connection with these transfers.

Item 8. Additional Information.

The second paragraph under the subheading entitled “Antitrust Law” in Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

On June 21, 2013, the FTC granted early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer. Such early termination satisfies the condition, as described in the Offer to Purchase, that the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the HSR Act have expired or been terminated.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by (i) replacing Exhibit (a)(5)(J) with the copy of such exhibit described below and attached hereto, and (ii) adding Exhibit (a)(5)(L) as described below.

Exhibit Number	Description

(a)(5)(J)	Letter to Option Holders under ExactTarget, Inc. 2004 Stock Option Plan.

(a)(5)(L)	Joint Press Release issued by the Company and salesforce.com, inc. dated June 25, 2013 (incorporated by reference to Exhibit (a)(5)(iii) to Amendment No. 1 to the Schedule TO, filed by salesforce.com, inc. and Excalibur Acquisition Corp. with the SEC on June 25, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXACTTARGET, INC.

By:	/s/ Scott D. Dorsey
Name:	Scott D. Dorsey
Title:	Chief Executive Officer and Chairman

Dated: June 25, 2013